SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                                  SunOpta Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  85 25 59 103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, NY 10019-6099
                                 (212) 728-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                    Oded Tal
                                  Claridge Inc.
                           1170 Peel Street, Suite 800
                            Montreal, Canada H3B 4P2
                                 (514) 878-5200

                                  May 10, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                 SCHEDULE 13D/A



----------------------------------------------------------
CUSIP No.      85 25 59 103
----------------------------------------------------------



----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen R. Bronfman

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                4,577,000
NUMBER OF SHARES     --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     -0-
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                4,577,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,577,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES      [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------------------------------------
CUSIP No.      85 25 59 103
----------------------------------------------------------



----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Robert Featherstonhaugh

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                37,000
NUMBER OF SHARES     --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     420,714
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                37,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                420,714
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            457,714
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES      [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------------------------------------
CUSIP No.      85 25 59 103
----------------------------------------------------------



----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SRB Belvedere Trust

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
NUMBER OF SHARES     --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     420,714
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                420,714
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            420,714
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES      [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            OO
----------- --------------------------------------------------------------------

SCHEDULE 13D/A

----------------------------------------------------------
CUSIP No.      85 25 59 103
----------------------------------------------------------



----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Charles R. Bronfman Trust

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                109,818
NUMBER OF SHARES     --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     -0-
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                109,818
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            109,818
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES      [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            OO
----------- --------------------------------------------------------------------

Introductory Note

     This Amendment No. 8 (this "Statement") amends the Schedule 13D (the "Initial 13D") originally filed by Claridge Israel LLC, a Delaware limited liability company, on September 27, 2001, as amended by Amendment No. 1 thereto filed on October 2, 2001, as further amended by Amendment No. 2 thereto filed on October 23, 2001, as further amended by Amendment No. 3 thereto filed on December 27, 2001, as further amended by Amendment No. 4 thereto filed on December 6, 2002, as further amended by Amendment No. 5 thereto filed on March 28, 2003, as further amended and restated by Amendment No. 6 thereto filed on September 8, 2003 and as further amended by Amendment No. 7 thereto filed on January 7, 2004 (the Initial 13D, together with all amendments thereto, are herein referred to as the "Schedule 13D"). Stephen R. Bronfman ("Bronfman"), Robert Fetherstonhaugh ("Fetherstonhaugh"), the SRB Belvedere Trust (the "Belvedere Trust") and the Charles R. Bronfman Trust ("CR.BT", together with Bronfman, Fetherstonhaugh and the Belvedere Trust, the "Reporting Persons") are jointly filing this Statement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

     Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

     (a) The Reporting Persons may be deemed members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b)(1) thereunder. Bronfman and Fetherstonhaugh are designated by Claridge to serve on the Board of Directors of the Issuer. Additionally, Fetherstonhaugh is a Belvedere Trustee.

     Bronfman beneficially owns directly 4,577,000 shares of Common Stock (including 27,000 shares of Common Stock that may be acquired through presently exercisable options), which represents approximately 8.0% of the Common Stock of the Issuer based on the 56,914,439 shares of Common Stock the Issuer had outstanding as of April 27, 2006, as reported on the Issuer's Form 10-Q for the quarterly period ended March 31, 2006 (the "Reported Share Number"), and the 27,000 shares of Common Stock that may be acquired by Bronfman through presently exercisable options. Bronfman is a contingent beneficiary of CR.BT and the sole beneficiary of the Belvedere Trust. Bronfman disclaims beneficial ownership of
(i) the shares of Common Stock held by CR.BT to the extent he may be deemed to have an interest in them through CR.BT and (ii) all shares of Common Stock held by Fetherstonhaugh and the Belvedere Trust.

     Fetherstonhaugh beneficially owns (i) directly 37,000 shares of Common Stock (including 27,000 shares of Common Stock that may be acquired through presently exercisable options) and (ii) indirectly 420,714 shares of Common Stock held by the Belvedere Trust, which in the aggregate represents approximately 0.8% of the Common Stock of the Issuer based on the Reported Share Number and the 27,000 shares of

Common Stock that may be acquired through presently exercisable options. Fetherstonhaugh disclaims beneficial ownership of all shares of Common Stock held by Bronfman and CR.BT.

     The Belvedere Trust beneficially owns directly 420,714 shares of Common Stock, which represents approximately 0.7% of the Common Stock of the Issuer, based on the the Reported Share Number. The Belvedere Trust disclaims beneficial ownership of all shares of Common Stock held by Bronfman, Fetherstonhaugh and CR.BT. The Belvedere Trust shares beneficial ownership of all of the shares of Common Stock owned by it with Fetherstonhaugh, a Belvedere Trustee.

     CR.BT beneficially owns 109,818 shares of Common Stock, which represents approximately 0.2% of the Common Stock of the Issuer, based on the Reported Share Number. CR.BT disclaims beneficial ownership of all shares of Common Stock held by Bronfman, Fetherstonhaugh and the Belvedere Trust.

     Except as disclosed in this Item 5(a), as of the date hereof, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the persons set forth on Schedule I-A or Schedule I-B to Amendment No. 7 to the
Schedule 13D, beneficially owns any shares of Common Stock.

     (b) Except as set forth in Item 5(a) above, each Reporting Person possesses the sole power to vote and to dispose of the shares of Common Stock reported herein as beneficially owned by such Reporting Person.

     (c) Schedule A hereto sets forth certain information with respect to transactions by Bronfman in the Common Stock during the past 60 days. Schedule B hereto sets forth certain information with respect to transactions by the Belvedere Trust in the Common Stock during the past 60 days. All of the transactions set forth on Schedule A and Schedule B were effected in the Nasdaq National Market or on the Toronto Stock Exchange.

     Except as set forth above and on Schedule A and Schedule B, during the last 60 days there have been no transactions in the Common Stock effected by the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Schedule I-A or Schedule I-B to Amendment No. 7 to the
Schedule 13D.

     (e) Not applicable.


Item 7.   Material to be Filed as Exhibits.

          Exhibit 99.1. Joint Filing Agreement, dated May 12, 2006, by and among
                        Stephen R. Bronfman, Robert Fetherstonhaugh, SRB Belvedere Trust and Charles R. Bronfman Trust.

          Exhibit 99.2. Power of Attorney from Stephen R. Bronfman.

          Exhibit 99.3. Power of Attorney from Robert Fetherstonhaugh.

          Exhibit 99.4. Power of Attorney from Robert Fetherstonhaugh, a Trustee of the SRB Belvedere Trust.

          Exhibit 99.5. Power of Attorney from Michael Vineberg, a Trustee of the SRB Belvedere Trust.

          Exhibit 99.6. Power of Attorney from Guy P. Lander, a Trustee of the
                        Charles R. Bronfman Trust.

          Exhibit 99.7. Power of Attorney from Steven H. Levin, a Trustee of the
                        Charles R. Bronfman Trust.

          Exhibit 99.8. Power of Attorney from Jay Rubinstein, a Trustee of the
                        Charles R. Bronfman Trust.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 12, 2006                        STEPHEN R. BRONFMAN


                                            By: /s/ Oded Tal
                                               ---------------------------------
                                                Name: Oded Tal,
                                                 as Attorney-in-Fact
                                                 for Stephen R. Bronfman

Dated:  May 12, 2006                        ROBERT FETHERSTONHAUGH


                                            By: /s/ Oded Tal
                                               ---------------------------------
                                                Name: Oded Tal,
                                                 as Attorney-in-Fact
                                                 for Robert Featherstonhaugh

Dated:  May 12, 2006                        SRB BELVEDERE TRUST


                                            By: /s/ Oded Tal
                                               ---------------------------------
                                                Name: Oded Tal,
                                                 as Attorney-in-Fact for each
                                                 of Robert Featherstonhaugh,
                                                 a Trustee, and Michael D.
                                                 Vineburg, a Trustee


Dated:  May 12, 2006                        CHARLES R. BRONFMAN TRUST


                                            By: /s/ Oded Tal
                                               ---------------------------------
                                                Name: Oded Tal,
                                                 as Attorney-in-Fact for each
                                                 of Robert Featherstonhaugh,
                                                 a Trustee,  Steven H. Levin,
                                                 a Trustee, and Jay Rubinstein,
                                                 a Trustee

                                                Schedule A

                                (Transactions by Bronfman in Common Stock
                                        during the past 60 days)



         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                          171,026                             $11.00
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           15,475                             $11.01
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           19,450                             $11.02
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           10,900                             $11.03
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           12,810                             $11.04
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           57,620                             $11.05
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           22,574                             $11.06
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           16,350                             $11.07
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           10,599                             $11.08
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           6,410                              $11.09
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           54,949                             $11.10
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           15,256                             $11.11
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           4,500                              $11.12
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           4,523                              $11.13
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           5,800                              $11.14
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           35,938                             $11.15
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           1,650                              $11.16
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                            101                               $11.17
---------------------------------------------------------------------------------------------------------------------------


       05/09/06                    SELL                           9,281                              $11.18
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                            971                               $11.19
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           15,221                             $11.20
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           4,509                              $11.23
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           18,700                             $11.25
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           1,000                              $11.26
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                            900                               $11.27
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           1,500                              $11.28
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           7,900                              $11.29
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           2,500                              $11.45
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           2,693                              $11.46
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           6,507                              $11.47
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           4,633                              $11.48
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                            200                               $11.49
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                          176,632                             $11.50
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           20,495                             $11.51
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           6,750                              $11.52
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           17,200                             $11.53
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           1,200                              $11.54
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           2,545                              $11.55
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           2,300                              $11.56
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           2,925                              $11.57
---------------------------------------------------------------------------------------------------------------------------


       05/09/06                    SELL                           1,100                              $11.58
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           1,300                              $11.66
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                            500                               $11.67
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           8,200                              $11.68
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           3,900                              $11.75
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           6,100                              $11.76
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                            420                               $11.83
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                            500                               $11.84
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           3,128                              $11.85
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                            300                               $11.86
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           3,100                              $11.88
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           10,000                             $11.89
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           8,200                              $11.90
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                            700                               $11.98
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           14,517                             $11.99
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           4,830                              $12.00
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           1,800                              $12.01
---------------------------------------------------------------------------------------------------------------------------

                                                Schedule B

                        (Transactions by the Belvedere Trust in Common Stock
                                        during the past 60 days)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           1,118                              $11.07
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           10,000                             $11.08
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           6,229                              $11.09
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           41,274                             $11.10
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           10,100                             $11.12
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           11,632                             $11.13
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           15,262                             $11.14
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           39,856                             $11.15
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           1,700                              $11.16
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           3,367                              $11.17
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           8,100                              $11.18
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           3,167                              $11.19
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           6,050                              $11.20
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           2,120                              $11.22
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                            800                               $11.23
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           1,000                              $11.24
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           5,400                              $11.28
---------------------------------------------------------------------------------------------------------------------------
       05/09/06                    SELL                           5,125                              $11.30
---------------------------------------------------------------------------------------------------------------------------